Exhibit 4.13
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
Units 5811-5812, 58/F, The Center, 99 Queen’s Road Central, Central, Hong Kong
Tel: (852) 2341-0273 Fax: (852) 2263-1223
November 25, 2010
PRIVATE & CONFIDENTIAL
Mr. M.K. Koo
Flat A, 6th Floor, House 1
No. 1 Plantation Road
The Peak, Hong Kong
Dear Mr. Koo,
Re : Employment Contract
We are writing to confirm the terms and conditions regarding your employment as President of Nam Tai Electronic & Electrical Products Limited (the “Company”), a company incorporated in the Cayman Islands, in this Employment Contract.

Title	:	President

By entering into this Employment Contract, you hereby agree to perform diligently and faithfully all the job duties assigned to you from time to time by the board of directors of the Company and to be ultimately responsible to the Company.

Job Description	:	You shall carry out your duties as President of the Company and are responsible for minor job duties such as time deposits, insurance, health care program and golf club membership arrangement for the whole Group. Your jobs should be carried out mainly in the People’s Republic of China (“PRC”) on site, to be in charge of all internal control, direct management of all Financial Controllers, handling all finance and administration matters, including in Wuxi and Shenzhen. Due to your age and health, so the Company will also maintain an office in Hong Kong for you. You shall only make commitments or incur liabilities on behalf of the Company as duly authorized.

In consideration of your service to the Company, the Company shall indemnify you against any costs, expenses and other liabilities to which you may become subject by reason of your service to the Company.

Commencement Date	:	October 1, 2010 (i.e. commencement date of this Employment Contract).

Basic Annual Salary	:	HK$6,600,000 (i.e. HK$550,000 x 12 months)
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Annual Bonus	:	You will be entitled to an annual bonus being 1.5 months of your monthly salary. This bonus shall be paid only if you remain as an employee of the Company, normally in February of the following financial year and is subject to the final decision of the Company. Furthermore, it shall be paid only on a pro rata basis if you work less than a full year of service.

Benefits	:	You shall be entitled to the same benefits as other members of the senior management enjoy as provided in the Employment Handbook of the Company (the “Employment Handbook”) or in accordance with the policies of the Company. The Company shall also reimburse you for any reasonable miscellaneous expenses, i.e. entertainment expenses.

Annual Leave	:	You will be entitled to 20 working days of annual leave or the number of days according to the relevant provisions set out in the Employment Handbook of the Company. All annual leave which has not been taken will be forfeited and no payment in lieu thereof will be made to you.

Office/Secondment	:	Your office shall be in Hong Kong, PRC but actually you are required to work mainly in Namtai Electronic (Shenzhen) Co., Ltd., a wholly owned subsidiary of the Company in Shenzhen, PRC or maybe in different secondment companies situated in different cities as the Company may direct from time to time and you shall not without reasonable excuse object to such directions given by the Company or such secondment Companies.

Confidentiality	:	You shall protect and keep confidential all the Company’s business information and technical information and rights, whether written or non-written, and shall not (except as authorized by the Company) during or after the termination of employment for whatever reason disclose to any person, firm or company whatsoever or otherwise make use of any of the confidential or secret information, trade secrets or operations, processes, dealings with customers or suppliers, inventions, designs, copyrights, know-how or any other information concerning the organization, business, finance, transactions, trade connections, suppliers, agents, distributors or customers or affairs of the Company which may come to your knowledge and shall use your best endeavours to prevent the unauthorized publication or disclosure of any such confidential or secret information.
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You shall keep in complete secrecy all confidential information entrusted to you in the course of employment and shall not use or attempt to use any such information in any manner whether for your own benefit or otherwise or which may or may likely injure or cause loss either directly or indirectly to the Company or their customers and clients or their business.

You shall keep the Company fully indemnified of all the losses and damages of the Company arising from your default of the confidentiality obligation.

Personal Income Tax	:	You shall be wholly responsible for your own personal income tax in accordance with the applicable tax laws in the country where you are assigned to work and in whatever jurisdictions. Neither the Company shall be responsible for any of your personal income tax matters. We hereby reserve the right to withhold any part or whole of your salary if the relevant local tax authority imposes on the Company the liability to pay your income tax.

Intellectual Property	:	In consideration of the Basic Annual Salary and any other benefits to which you are entitled under this Employment Contract, you agree with the Company that :-

(i)	any design, trade name, trade mark, service mark, copyright, invention or improvement that you may conceive, make, invent, discover or suggest at any time during the period of your employment under this Employment Contract, whether during or outside business hours, whether alone or in conjunction with any employees of the Company, which may be connected in any way with your employment or with knowledge or information acquired by you in your employment or with work or tests carried out by the Company or with goods of a type made or sold or with services provided by the Company, and whether such design, trade name, trade mark, service mark, copyright, invention or improvement are registrable, patentable or afforded other similar protection or not, shall fully and freely and immediately be communicated by you to the Company and shall belong to and be the Company’s absolute property, and, save as is necessary to comply with any of the Company’s requirements under the following paragraph, you shall not at any
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time, whether during your employment hereunder or after its cessation, apply for any letters patent, registration, copyright or other form of protection whatsoever in any jurisdiction for any such design, trade name, trade mark, service mark, copyright, invention or improvement;

(ii)	you shall assign to the Company any right you may have to a grant of letters patent, registration, copyright or any other form of protection whatsoever in any jurisdiction in respect of such design, trade name, trade mark, service mark, copyright, invention or improvement and you shall at any time, whether during your employment or after its cessation, at the request of the Company, execute all documents and do all acts and things at the cost of the Company as the Company may request in connection with the obtaining of letters patent, registration, copyright or any other form of protection in any jurisdiction for such design, trade name, trade mark, service mark, copyright, invention or improvement as aforesaid and the vesting of same in the Company or in such other persons as the Company may specify for its exclusive benefit, or in connection with any litigation or controversy relating to the same.

Termination	:	Except for the situation that you have committed a criminal act, should the Company terminate your employment or this Employment Contract under any circumstance, the Company shall compensate you with an amount which is equal to 36 months of your basic monthly salary, all bonuses and allowances and so on that you are entitled at the time of termination.

Should you personally wish to terminate your employment with the Company or this Employment Contract, you may do so by giving the Company 1 year’s (i.e. 12 months’) prior notice in writing of such termination. However, should you suffer from illness or other health conditions which results in loss of working capacity, you may at any time terminate your employment with the Company or this Employment Contract immediately.

Agreement Voluntary Equitable	:	You and the Company acknowledge and declare that in executing this Employment Contract both parties are relying wholly on their own judgment and knowledge and have not been influenced to any extent whatsoever
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by any representations or statements made by or on behalf of the other party regarding any matters dealt with herein or incidental thereto.

You and the Company further acknowledge and declare that both parties have carefully considered and understand the terms of employment contained in this Employment Contract including, but without limiting the generality of the foregoing, your rights upon termination and the restrictions after termination, and acknowledge and agree that the said terms of employment and restrictions upon termination are mutually fair and equitable, and that both parties executed this Employment Contract voluntarily and of own free will.

Independent Advice	:	You are entitled to obtain independent legal advice before signing this Employment Contract and you represent, by signing this Employment Contract, that you have either obtained such advice or declined the opportunity to do so.

Severability	:	If at any time any provision of this Employment Contract is or becomes illegal, invalid or unenforceable in any respect, the legality, validity and enforceability of the remaining provisions of this Employment Contract shall not be affected or impaired thereby and the remaining provisions shall continue in full force and effect. This Employment Contract should also supersede all prior written and/or verbal agreements of the parties with respect to the employment terms and conditions set forth herein except as otherwise expressly provided herein.

Governing Law	:	The provision of this Employment Contract shall be governed by and interpreted in accordance with the laws of Hong Kong, PRC and each of the parties hereto by the execution of this Employment Contract irrevocably submits to the exclusive jurisdiction of the courts of Hong Kong, PRC.
Your employment hereunder shall also be governed by the Company’s policies applicable to the Company, including the rules and regulations, presently in force or existing or laid down by the Company for the time being or at any time during your employment. If there is any conflict between the Company’s policies and the laws of Hong Kong, PRC, the laws of Hong Kong, PRC shall prevail.
You may be required to sign this Employment Contract together with a Master Employment Contract with the parent company of the Company (the “Parent Company”) at the same time. If this Employment Contract is required to be amended or supplemented by other provisions, the Master Employment Contract shall
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also be amended or supplemented in writing in the same manners, if applicable. Alternatively, the Company, the Parent Company and you may all sign a written document, signifying their agreements to such amendments or supplements. If this Employment Contract is not amended or supplemented in the manners as stipulated above, they shall not be effective.
Please signify your agreement and acceptance of the above terms and conditions by signing and returning the duplicate copy of this letter to us.

Yours sincerely,
For and on behalf of
the board of directors of	Agreed and accepted by:-
Nam Tai Electronic &
Electrical Products Limited

/s/ Colin Yeoh	/s/ Koo Ming Kown

Colin Yeoh	Koo Ming Kown
Director	Canadian Passport No.: BA672809

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